SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

General Company of Geophysics

(Translation of Registrant’s Name Into English)

1, rue Léon Migaux
91341 Massy
France
(33) 1 64 47 3000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -      .)

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

FORWARD-LOOKING STATEMENTS		3
PART 1		4
Item 1:	FINANCIAL STATEMENTS	4
Unaudited Interim Consolidated Balance Sheets as of June 30, 2003 and December 31, 2002		4
Unaudited Interim Consolidated Statements of Operations for the three months ended June 30, 2003 and 2002 and for the six months ended June 30, 2003 and 2002		5
Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2003 and 2002		6
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity during the year ended December 31, 2002 and the six months ended June 30, 2003		7
Notes to Unaudited Interim Consolidated Financial Statements		8
Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	23
Item 3:	QUANTITATIVE AND QUALITIATIVE DISCLOSURE ABOUT MARKET RISK	32
Item 4:	CONTROL AND PROCEDURES	33
PART II		34
Item 1:	LEGAL PROCEEDINGS	34
Item 2:	CHANGES IN SECURITIES AND USE OF PROCEEDS	34
Item 3:	DEFAULTS UPON SENIOR SECURITIES	34
Item 4:	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	34
Item 5:	OTHER INFORMATION	36
Item 6:	EXHIBITS AND CURRENT REPORTS ON FORM 6-K	36

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

FORWARD-LOOKING STATEMENTS

     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.

     These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

PART I

Item 1: FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
		2003	2002
		(Unaudited)

(in millions of euros)
	Notes

ASSETS
Cash and cash equivalents		130.9	116.6
Trade accounts and notes receivable		178.5	192.3
Inventories and work-in-progress		68.5	65.2
Other current assets		73.1	130.9

Total current assets		451.0	505.0

Long term receivable and other investments		18.7	16.8
Investments in and advances to companies under the equity method	3	34.9	36.8
Property, plant and equipment, net		238.3	265.0
Goodwill and intangible assets, net	4	200.6	201.1

Total assets		943.5	1,024.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts		5.5	10.5
Current portion of long-term debt	5	37.3	58.6
Trade accounts and notes payable		77.9	92.8
Accrued payroll costs		49.9	50.6
Income taxes payable		19.9	21.9
Advance billings to customers		14.2	13.9
Other current liabilities		38.7	38.3

Total current liabilities		243.4	286.6

Long-term debt	5	226.2	249.2
Other long-term liabilities		41.0	41.1

Total long-term liabilities		267.2	290.3

Minority interest		9.5	10.3
Common stock, 24,498,368 shares authorized; 11,680,718 shares with a €2 nominal value issued and outstanding as of June 30, 2003 and at December 31, 2002	6	23.4	23.4
Additional paid-in capital		292.7	310.6
Retained earnings		142.5	107.2
Net income (loss) for the period		1.0	17.4
Cumulative translation adjustment		(36.2)	(21.1)

Total shareholders’ equity		423.4	437.5

Total liabilities and shareholders’ equity		943.5	1,024.7

See notes to Consolidated Financial Statements

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

		Six months ended		Three months ended
		June 30,		June 30,

		2003	2002	2003	2002

(in millions of euros, except per share data)
	Notes

Operating revenues	9	318.9	336.3	162.2	178.5
Cost of operations		(260.4)	(259.6)	(133.0)	(139.1)

Gross profit		58.5	76.7	29.2	39.4

Research and development expenses — net		(12.5)	(14.1)	(6.2)	(7.2)
Selling, general and administrative expenses		(38.1)	(42.9)	(17.9)	(20.1)
Other revenues (expenses) — net	10	4.0	(2.8)	3.4	(2.3)

Operating income (loss)	9	11.9	16.9	8.5	9.8

Interest and other financial income and expense — net		(12.2)	(14.3)	(3.8)	(7.6)
Exchange gains (losses) — net		6.1	4.7	5.3	6.2

Income (loss) from consolidated companies before income taxes		5.8	7.3	10.0	8.4

Income taxes	11	(6.7)	(4.8)	(4.0)	(1.9)

Net income (loss) from consolidated companies		(0.9)	2.5	6.0	6.5

Equity in income (losses) of investees		4.9	1.2	1.9	1.0
Goodwill amortization		(3.0)	(3.3)	(1.5)	(1.6)

Net income (loss) before minority interest		1.0	0.4	6.4	5.9

Minority interest		—	(0.1)	0.1	—

Net income (loss)		1.0	0.3	6.5	5.9

Weighted average number of shares outstanding		11,680,718	11,680,718	11,680,718	11,680,718
Dilutive potential shares from stock-options		169,900	— (a)	169,900	— (a)

Dilutive weighted average number of shares outstanding		11,850,618	11,680,718	11,850,618	11,680,718

Net income (loss) per share
Basic		0.09	0.03	0.56	0.51
Diluted		0.08	0.03	0.55	0.51

(a) Effects of stock option anti-dilutive

See notes to Consolidated Financial Statements

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six months ended
	June 30,		December 31,

	2003	2002	2002

(in millions of euros)
Cash flows from operating activities
Net income (loss)	1.0	0.3	17.4
Depreciation and amortization	35.2	34.5	134.9
Multi-client surveys amortization	55.5	39.2	87.0
Net loss (gain) on sale of assets	(3.5)	0.8	(4.3)
Deferred income taxes	(0.9)	0.1	2.0
Minority interest	—	0.1	2.2
Equity in income of investees, net of dividends	0.3	1.7	(2.9)
Increase (decrease) in other long-term liabilities	(0.4)	1.5	5.9
Other non-cash items	(11.9)	(0.2)	(19.0)
Increase/decrease in operating assets and liabilities:
(Increase) decrease in trade accounts and notes receivable	7.5	32.0	60.5
(Increase) decrease in inventories and work in progress	(5.0)	4.2	16.7
(Increase) decrease in other current assets	57.0	(14.3)	(77.1)
Increase (decrease) in trade accounts and notes payable	(13.6)	(13.9)	0.6
Increase (decrease) in other current liabilities	(2.5)	(12.0)	(4.9)

Net cash provided by operating activities	118.7	74.0	219.0

Cash flows from investing activities
Purchases of property, plant and equipment (a)	(14.4)	(62.1)	(122.0)
Investments in multi-client surveys	(66.7)	(60.4)	(130.1)
Proceeds from sale of assets	4.0	1.9	22.2
Cash paid for acquired businesses, net of cash acquired	(2.0)	—	(7.4)
Investments in and advances to companies under the equity method	(0.6)	0.1	(1.2)
Decrease (increase) in other investments	2.0	(0.1)	(2.8)

Net cash used in investing activities	(77.7)	(120.6)	(241.3)

Cash flows from financing activities
Repayment of long-term debt	(22.2)	(49.1)	(53.6)
Issuance of long-term debt	0.1	97.8	131.6
Repayment of capital lease obligations	(6.6)	(6.7)	(14.0)
Government research grants received	—	—	1.1
Government research grants repaid	(0.3)	(0.2)	(1.2)
Increase (decrease) in bank overdrafts	(4.5)	8.6	5.0
Net proceeds from capital increase	—	—	—
Contribution from minority shareholders	—	—	—

Net cash provided by (used in) financing activities	(33.5)	50.4	68.9

Effects of exchange rate changes on cash	6.8	4.6	13.3
Net increase (decrease) in cash and cash equivalents	14.3	8.4	59.9
Cash and cash equivalents at beginning of year	116.6	56.7	56.7

Cash and cash equivalents at end of period	130.9	65.1	116.6

(a) not including equipment acquired under capital leases	4.2	5.1	8.6

See notes to Consolidated Financial Statements

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional		Cumulative	Total
	Number of	Share	paid-in	Retained	translation	shareholders'
	shares	capital	capital	Earnings	adjustment	equity

	(in millions of euros, except for number of shares and U.S. dollar amounts)
Balance at January 1, 2002	11,680,718	23.4	347.5	70.3	21.6	462.8

Capital increase Net income				17.4		17.4
Foreign currency translation					(42.7)	(42.7)
Other (a)			(36.9)	36.9		—

Balance at December 31, 2002	11,680,718	23.4	310.6	124.6	(21.1)	437.5

Capital increase
Net income				1.0		1.0
Foreign currency translation					(15.1)	(15.1)
Other (a)			(17.9)	17.9		—

Balance at June 30, 2003 (unaudited)	11,680,718	23.4	292.7	143.5	(36.2)	423.4

(a) Deduction from Issuance premium for allocation to the carry forward

See notes to Consolidated Financial Statements

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Compagnie Générale de Géophysique, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

The accounting principles applied by the Group in the preparation of the accompanying financial statements are in conformity with accounting principles generally accepted in France (“French GAAP”) and comply with the regulation Number 99-02 approved by the decree dated June 22, 1999 of the French “Comité de la Réglementation Comptable”.

The accompanying unaudited interim financial statements comply with the recommendations of the Conseil National de la Comptabilité dated March 1999 on interim consolidated statements. The accompanying interim financial statements are also in conformity with the accounting principles applied to the Company’s annual consolidated statements, as set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002.

French GAAP differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 16 describes the principal differences between French GAAP and U.S. GAAP as they relate to the Group, and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the period ended June 30, 2003.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2—ACQUISITIONS AND DIVESTITURES

     During the first half of 2003, as part of the agreement concluded with Baker Hughes on December 27, 2002, an equity investment named “VS Fusion” was incorporated in which CGG owns 49% and Baker Hughes owns 51%.

NOTE 3—INVESTMENTS IN AND ADVANCES TO COMPANIES UNDER THE EQUITY METHOD

(in millions of euros)	June 30,	December 31,
	2003	2002

Balance at beginning of period	36.8	51.4
Investments made during the period	0.3	—
Net variation in advances and loans to equity investees	—	1.4
Equity in income including amortization of goodwill (a)	4.9	6.4
Dividends received during the period, reduction in share capital	(5.3)	(3.5)
Changes in exchange rates	(1.8)	(8.5)
Other (b)	—	(10.6)

Balance at end of period	34.9	36.8

(a)	includes goodwill amortization related to Paradigm for €0.8 million for the first half of 2002.

(b)	related primarily to divestiture (sale of Paradigm stock) and valuation allowances recorded against receivables from affiliates with a negative net worth.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Investments in and advances to companies under the equity method are comprised of:

(in millions of euros)	June 30,	December 31,
	2003	2002

Argas	19.3	20.5
Geomar	5.6	5.6
Zhong Hai	—	—
JV Xian Peic/Sercel Limited	3.2	3.3
Other (a)	6.8	7.4

Investments in companies under the equity method	34.9	36.8

(a)	includes loans and advances to companies accounted for under the equity method at June 30, 2003 and December 31, 2002 for €6.8 million and €7.4 million respectively.

The net contribution to equity of affiliates accounted for under the equity method is as follows:

(in millions of euros)	June 30,	December 31,
	2003	2002

Argas	14.9	16.1
Geomar	—	—
Zhong Hai	—	—
JV Xian Peic/Sercel Limited	1.6	1.7

Total	16.5	17.8

NOTE 4—GOODWILL AND INTANGIBLE ASSETS

(in millions of euros)	June 30,	December 31,
	2003	2002

Goodwill of consolidated subsidiaries	85.4	90.4
Less: accumulated amortization	(20.6)	(18.7)

Goodwill—net	64.8	71.7

Multi-client surveys	457.0	429.0
Less: accumulated amortization	(323.3)	(301.9)

Multi-client surveys—net	133.7	127.1

Patents, trademarks and other intangible assets	5.3	5.7
Less: accumulated amortization	(3.2)	(3.4)

Other intangible assets—net	2.1	2.3

Total Goodwill and Intangible assets—net	200.6	201.1

NOTE 5—LONG-TERM DEBT

Analysis of long-term debt by type is as follows:

	June 30, 2003			December 31, 2002

(in millions of euros)	Current	Long-term	Total	Current	Long-term	Total

Outstanding bonds	—	196.9	196.9	—	214.6	214.6
Bank loans	19.1	9.9	29.0	41.8	12.3	54.0
Capital lease obligations	15.3	19.4	34.7	13.4	22.3	35.8

Sub-total	34.4	226.2	260.6	55.2	249.2	304.4

Accrued interest	2.9			3.4
Total	37.3			58.6

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

At June 30, 2003 €54.0 million of bank loans were secured by tangible assets and receivables.

Analysis of long-term debt (including amounts due within one year) by currency is as follows:

(in millions of euros)	June 30,	December 31,
	2003	2002

Euro	35.2	39.9
U.S. dollar	218.2	259.9
Other currencies	7.2	4.6

Total	260.6	304.4

Analysis of long-term debt (including amounts due within one year) by interest rate is as follows:

(in millions of euros)	June 30,	December 31,
	2003	2002

Variable rates (effective rate June 30, 2003: 8.06%; December 31, 2002: 4.87%)	21.8	21.3
Fixed rates (effective rate June 30, 2003: 9.84%; December 31, 2002: 9.47%)	238.8	283.1

Total	260.6	304.4

Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 14.32% and 10.95% at June 30, 2003 and December 31, 2002 respectively. The impact of hedging instruments has not been considered in the above two tables.

At June 30, 2003 the Group had €11.0 million available in unused short-term credit lines and overdraft facilities and €48.5 million in unused long-term credit lines.

NOTE 6—COMMON STOCK AND STOCK OPTION PLANS

At June 30, 2003, the Company’s share capital consisted of 11,680,718 shares, each with a nominal value of €2.

Dividend rights
 Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s Articles of Association (statuts). Retained earnings available for distribution totaled €6.9 million at June 30, 2003.

Stock options
 Pursuant to various resolutions adopted by the Board of Directors, the Group has granted options to purchase Ordinary Shares to certain employees, executive officers and directors of the Group.

Pursuant to a resolution adopted by the Board of Directors, the Company instituted a new stock option plan on May 15, 2003. Options granted under this new plan, which expires eight years from the date of grant, vest by one fourth each year beginning May 2003 and cannot generally be exercised before 2006. Options to subscribe 1000 or more shares cannot be sold before May 2007. Information relating to options outstanding at June 30, 2003 is summarized below:

		Options
Date of Board of		outstanding at	Exercise price
Directors’ Resolution	Options granted	June 30, 2003	per share (€)	Expiration date

May 5, 1997	100,000	57,863	61.03	May 4, 2005
January 18, 2000	231,000	214,250	49.90	January 17, 2008
March 14, 2001	256,000	242,000	71.20	March 13, 2009
May 15, 2002	138,100	132,750	43.47	May 14, 2010
May 15, 2003	169,900	169,900	15.82	May 14, 2011

Total	895,000	816,763

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

A summary of the Company’s stock option activity, and related information follows:

	June 30, 2003		June 30, 2002

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Outstanding-beginning of period	648,335	57.55	532,381	61.27
Granted	169,900	15.82	138,100	43.47
Exercised	—		—
Forfeited	(1,472)	48.90	(7,496)	62.10

Outstanding-end of period	816,763	48.88	662,985	57.59

Exercisable-end of period	57,863	61.03	58,135	61.03

NOTE 7—FINANCIAL INSTRUMENTS

Foreign currency exposure management
 The reporting currency for the Group’s consolidated financial statements is the euro. However, as a result of having primarily customers, which operate in the oil and gas industry, more than 90% of the Group’s operating revenues are denominated in currencies other than the euro, primarily the U.S. dollar.

As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. A strengthening of the euro compared to the U.S. dollar has a negative effect on the Group’s net sales and operating income denominated in U.S. dollars when translated to euro, while a weakening of the euro has a positive effect. In addition, the Group’s exposure to fluctuations in the euro / U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.

In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, the Group maintains a portion of its financing in U.S. dollars. At June 30, 2003 and at December 31, 2002, the Group’s long-term debt denominated in U.S. dollars amounted to U.S.$249.3 million and U.S.$272.6, respectively. The Group also attempts to improve this balance by entering into forward exchange contracts.

In addition, to protect against the reduction in the value of future foreign currency cash flows, the Group follows a policy of selling U.S. dollars forward at average contract maturity dates which the Group attempts to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) to be generated by firm contract commitments in its backlog generally over the ensuing six months. A similar policy, to a lesser extent, is carried out with respect to contracts denominated in British pounds. This foreign currency risk management strategy has enabled the Group to reduce, however, but not eliminate the positive or negative effects of exchange movements with respect to these currencies.

Details of forward exchange contracts are as follows:

	June 30,	December 31,
	2003	2002

Notional amount (in millions of U.S.$)	126.7	132.8
Weighted average maturity	89 days	94 days
Weighted average forward Euro/U.S.$ exchange rate	1.0505	0.9743
Unrealized exchange gains (losses) (in millions of €) (a)	9.7	9.7

(a)	€1.9 million of unrealized exchange profit was designated as a hedge of foreign currency commitments at June 30, 2003 and deferred in the future period. Equivalent amount was a profit of €5.2 million at December 31, 2002.

Interest rate risk management
 No new interest rate cap agreement was subscribed during the first half of 2003.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Fair value information
 The carrying amounts and fair values of the Group’s financial instruments are as follows:

	June 30, 2003		December 31, 2002

	Carrying	Fair	Carrying	Fair
(in millions of euros)	Amount	Value	Amount	Value

Cash and cash equivalents	130.9	130.9	116.6	116.6
Bank overdraft facilities	7.3	7.3	10.5	10.5
Bank loans, vendor equipment financing and shareholder loans:
• Variable rate	21.8	21.8	21.3	21.3
• Fixed rate	237.1	260.9	283.1	320.3
Foreign currency exchange contracts	9.7	9.4	9.7	9.2

Due to their short maturity, the Group considers the carrying value for loans receivable and other investments, trade accounts and notes receivable, other receivables, trade accounts and notes payable and other current liabilities to be the representative estimate of fair value.

For bank loans with fixed interest rates, the fair values have been estimated using discounted cash flow analyses based on the Group’s incremental borrowing rates for similar types of borrowing arrangements. For variable-rate bank loans, vendor equipment financing and the shareholder loans, fair values approximate carrying values. The fair values of foreign currency exchange contracts are estimated based on current forward exchange rates for contracts with comparable maturities.

NOTE 8—CONTRACTUAL OBLIGATIONS, COMMITMENTS AND CONTINGENCIES

Contractual obligations

The Group leases primarily land, buildings and geophysical equipment under capital lease agreements expiring at various dates during the next five years. These capital lease commitments include the sale-leaseback agreement with respect to the Group’s head office in Massy.

The Group also presently operates seismic vessels under long-term charter agreements with ship-owners that expire at various dates over the next 8 to 48 months. Other lease agreements relate primarily to operating leases for offices, computer equipment and other items of personal property.

Rental expense was €40.5 million for the six months ended June 30, 2003 and €40.2 million for the six months ended June 30, 2002.

The following table presents on the future periods payments relating to contractual obligations as of June 30, 2003:

	Payments due by period

	Less than 1
(in millions of euros)	year	2-3 years	4-5 years	After 5 years	Total

Long-term debt (Note 5)	19.1	4.8	200.0	2.0	225.9
Capital Lease Obligations	17.3	10.5	10.8	—	38.6	(a)
Operating Leases (b)	46.2	49.2	38.8	2.6	136.8
Other long-term Obligations (bond interest)	20.9	41.8	31.4	—	94.1

Total Contractual Obligations	103.5	106.3	281.0	4.6	495.4

(a)	includes €3.9 million of interest.

(b)	includes an agreement concluded during the first half of 2003 on a three-year period with option to extend for one year related to a boat as source vessel for undershoot, for a total amount of US$21.5 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Other commitments
 Outstanding commitments at June 30, 2003 and December 31, 2002 include the following:

(in millions of euros)	June 30,	December 31,
	2003	2002

Guarantees issued in favor of clients	33.0	57.2
Guarantees issued in favor of banks	15.6	3.5
Notes receivable discounted	—	—
Other guarantees (a)	13.2	16.5

Total	61.8	77.2

(a)	other guarantees relate primarily to guarantees issued by the Company on behalf of subsidiaries and affiliated companies in favor of customs or administrations

As a significant shareholder of PGS since September 26, 2002 with a 7.5% equity stake, CGG has given its support to the financial restructuring plan presented on June 18, 2003 at PGS’s annual shareholders meeting in Oslo. This support is demonstrated by the participation of CGG in the group of “supporting shareholders” who have committed to jointly acquire up to 30% of the post-restructuring equity of PGS for a global amount of U.S.$85 million (of which U.S.$22 million from CGG and U.S.$60 million from UMOE).

75% of this 30% equity tranche will be offered to the PGS’s Shareholders pro-rata for their share ownership, thereby potentially reducing the amount guaranteed to the “supporting shareholders” to a minimum 25% of this tranche (corresponding to U.S.$5.5 million for CGG). Upon completion of this offering which is anticipated by fall 2003, CGG’s stake in PGS will therefore be comprised between 2.7% and 8.1% of PGS’s total share capital.

Two legal agreements in relation with the above arrangement were signed among CGG and various parties:

–	the Plan Support Agreement on June 18, 2003;

–	the Underwriting Agreement on July 28, 2003.

Legal proceedings, claims and other contingencies

The Group is a defendant in a number of legal proceedings arising in the ordinary course of business and has various unresolved claims pending. The outcome of these lawsuits and claims is not known at this time. The Group believes that the resulting liability, if any, net of amounts recoverable from insurance or other sources, will not have a material adverse effect on its consolidated results of operations, financial position, or cash flows.

The Company has been sued by Parexpro (Portugal), for termination without cause of employment agreements and solicitation of a significant number of highly qualified staff in the field of reservoir evaluation, misappropriation of confidential information and documentation, clients, and loss of profits resulting therefrom. Although we cannot be certain of the outcome, we consider that, given our legal position, we have no significant exposure on that case.

The Company does not expect the Parexpro claim to have any material impact on the Group’s results of operation, financial position, or cash flows.

We recently brought suit against one of our clients in connection with an outstanding payment of €10 million relating to a marine seismic acquisition contract. Although we cannot be certain of the outcome, we believe that this total amount may eventually be recovered based on our contractual and legal position as well as the solvency of the defendant. No provision related to this issue has therefore been included in our accounts.

NOTE 9—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC ZONE

The following tables present revenues, operating income and identifiable assets by operating segment, revenues by geographic zone (by origin) as well as net sales by geographic zone based on the location of the customer. The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•	Geophysical services, which consist of (i) land seismic data acquisition, (ii) marine seismic data acquisition, (iii) other geophysical data acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition.

Inter-company sales between such industry segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical products segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical products segment, and the related effect on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables which follow. Operating income represents operating revenues and other operating income less expenses of the industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables which follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not followed by the operating management and financing and investing are mainly managed at a corporate level.

Identifiable assets are those used in the operations of each industry segment and geographic zone. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents, and the Group’s Corporate headquarters in Massy.

Net sales originating in France include export sales of approximately €72.5 million for the six months ended June 30, 2003 and €90.4 million for the six months ended June 30, 2002.

For the first half of 2003, the Group’s two most significant customers accounted for 11.5% and 8.2%, respectively, of the Group’s consolidated revenues compared with 11.3% and 7.7% for the first half of 2002.

Analysis by operating segment

	Six months ended June 30, 2003				Six months ended June 30, 2002

			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of euros)	Services	Products	Adjustments	Total	Services	Products	Adjustments	Total

Revenues from unaffiliated customers	240.7	78.2		318.9	232.3	104.0		336.3
Inter-segment revenues	0.5	10.0	(10.5)		0.4	39.2	(39.6)

Operating revenues	241.2	88.2	(10.5)	318.9	232.7	143.2	(39.6)	336.3

Operating income (loss)	(1.1)	16.6	(3.6) (a)	11.9	1.9	25.3	(10.3) (a)	16.9

Equity income (loss) of investees	4.7	0.2	—	4.9	2.0	(0.8)	—	1.2

Capital expenditures (b)	86.6	0.9	(2.3)	85.2	134.1	1.8	(8.3)	127.6
Depreciation and amortization (c)	87.7	6.0	(3.0)	90.6	69.6	6.6	(2.7)	73.5
Corporate assets amortization				0.1				0.2
Investments in companies under equity method	0.6			0.6	0.2			0.2

Identifiable assets	607.5	188.5	(24.6)	771.4	685.2	259.3	(58.6)	885.9

Unallocated and corporate assets				172.1				103.4

Total assets				943.5				989.3

(a)	includes general corporate expenses of €5.3 million for the first half of 2003 and of €5.4 million for the comparable period in 2002.

(b)	includes investments in multi-client surveys of €66.7 for the first half of 2003 and €60.4 million for the comparable period in 2002 and equipment acquired under capital leases, of which there was €4.2 million in the first six months of 2003 and €5.1 million for the comparable period in 2002.

(c)	includes multi-client amortization of €55.5 million for the first six months of 2003 and €39.2 million for the comparable period in 2002 and goodwill amortization for our Services and Products segments of €0.6 million and €2.4 million respectively, for the first six months of 2003 and €0.7 million and €2.6 million respectively for the comparable period in 2002.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

	Three months ended June 30, 2003					Three months ended June 30, 2002

			Eliminations					Eliminations
			and		Consolidated			and	Consolidated
(in millions of euros)	Services	Products	Adjustments		Total	Services	Products	Adjustments	Total

Revenues from unaffiliated customers	115.3	46.9			162.2	125.3	53.2		178.5
Inter-segment revenues	0.2	3.6	(3.8)			0.2	28.2	(28.4)

Operating revenues	115.5	50.5	(3.8)		162.2	125.5	81.4	(28.4)	178.5

Operating income (loss)	(2.3)	11.4	(0.6	)(a)	8.5	1.7	13.5	(5.4) (a)	9.8

Equity income (loss) of investees	1.7	0.2			1.9	1.4	(0.4)		1.0

Capital expenditures (b)	43.1	0.4	—		43.5	82.0	1.2	(4.2)	79.0
Depreciation and amortization (c)	41.2	2.9	(1.5)		42.6	34.1	3.2	(1.3)	36.0
Corporate assets amortization					—				0.1
Investments in companies under equity method	0.6				0.6

(a)	includes general corporate expenses of €2.6 million for the three months ended June 30, 2003 and of €2.9 million for the comparable period of 2002.

(b)	includes investments in multi-client surveys for €34.4 million for the three months ended June 30, 2003 and €28.9 million for the comparable period of 2002, and equipment acquired under capital leases, of which there was €3.7 million for the first three months ended June 30, 2003 and €5.1 million for the comparable period in 2002.

(c)	includes multi-client amortization of €25.4 million for the three months ended June 30, 2003 and €18.9 million for the comparable period of 2002 and goodwill amortization for our Services and Products segments of €0.3 million and €1.2 million respectively, for the three months ended June 30, 2003 and €0.4 million and €1.2 million, respectively, for the comparable period of 2002.

Analysis by geographic zone

Analysis of operating revenues by location of customers

(in millions of euros, except
percentages)	Six months ended June 30,				Three months ended June 30,

	2003		2002		2003		2002

France	3.4	1%	2.4	1%	2.0	1%	2.2	1%
Rest of Europe	30.5	10%	59.6	17%	17.1	11%	34.5	20%
Asia-Pacific/Middle East	71.6	22%	80.3	24%	35.7	22%	35.7	20%
Africa	76.0	24%	51.5	16%	45.9	28%	32.9	18%
Americas	137.4	43%	142.5	42%	61.5	38%	73.2	41%

Total	318.9	100%	336.3	100%	162.2	100%	178.5	100%

Analysis of operating revenues by origin

(in millions of euros, except
percentages)	Six months ended June 30,				Three months ended June 30,

	2003		2002		2003		2002

France	64.6	20%	92.8	28%	38.0	23%	61.8	35%
Rest of Europe	27.7	8%	33.6	10%	14.4	9%	17.2	9%
Asia-Pacific/Middle East	33.9	11%	39.7	12%	12.9	8%	23.3	13%
Africa	44.0	14%	38.4	11%	24.0	15%	13.7	8%
Americas	148.7	47%	131.8	39%	72.9	45%	62.5	35%

Total	318.9	100%	336.3	100%	162.2	100%	178.5	100%

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Due to the constant change in working locations the Group does not track its assets based on country of origin or ownership.

NOTE 10— OTHER REVENUES AND EXPENSES

	Six months ended			Three months ended
	June 30,			June 30,

(in millions of euros)	2003		2002	2003	2002

Assets depreciation	0.2		(2.0)	0.2	(2.0)
Restructuring costs	(1.8	)(a)	(0.1)	(1.8)	(0.1)
Variation of reserves for restructuration	0.2		0.5	1.5	0.2
Assets write-downs	—		—	—	—
Other	1.9	(b)	(0.4)	—	(0.1)

Non-recurring revenues (expenses) — net	0.5		(2.0)	(0.1)	(2.0)
Gains (losses) on sales of assets	3.5	(c)	(0.8)	3.5	(0.3)

Other revenues (expenses) — net	4.0		(2.8)	3.4	(2.3)

(a)	related primarily to the redundancy plan of 31 persons following the loss of the “CGG Mistral” in December, 2002,

(b)	includes a recognized gain of €2.1 million from the insurance indemnities received related to the hull of the “CGG Mistral”. During the first six months of 2003, €49 million were paid by the insurance company as follows:

– hull of the “CGG Mistral”: €39 million.

– first part of the indemnity related to the equipment on board: €10 million.

The insurance reimbursement procedure for the rest of the equipment is in progress.

(c)	mainly due to the sale of Land non exclusive surveys.

NOTE 11—INCOME TAXES

Income tax expense consists of:

	Six months ended		Three months ended
	June 30,		June 30,

(in millions of euros)	2003	2002	2003	2002

France
current income taxes	—	(0.2)	—	—
tax credits	—	—	—	—
deferred taxes and other (b)	—	0.3	—	—
Foreign countries
current income taxes (a)	7.6	4.9	5.0	1.2
deferred taxes and other (b)	(0.9)	(0.2)	(1.0)	0.6

Total income tax expense	6.7	4.8	4.0	1.8

(a)	includes withholding taxes

(b)	includes primarily deferred tax income related to elimination of inter-company margin and to loss carry forwards in Venezuela and United Kingdom

Undistributed earnings of subsidiaries and the Group’s share of undistributed earnings of companies accounted for using the equity method amounted to €161.7 million and to €181.0 million at June 30, 2003 and at December 31, 2002, respectively. No provision for French taxes on these earnings has been provided which the Group considers to be indefinitely reinvested or which would not be taxed when remitted.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

On July 29, 2002 the Company received a verification notice from the French taxation authorities requesting documentation with respect to corporate tax and value added tax. The corporate tax audit covers the 1991 through 2001 fiscal year as required by French law for use of net operating loss carry forwards. The tax audit procedure is in progress.

NOTE 12—RELATED PARTY TRANSACTIONS

Operating transactions

The Group manufactures equipment and provides geophysical services to oil and gas exploration and production subsidiaries of Total pursuant to contracts entered into at an arm’s-length basis. Total holds controlling interests in Total Chimie, one of the major shareholders of the Company during the periods presented. Operating sales to Total amounted to €14.1 million at June 30, 2003 and €12.4 million at the same period in 2002. As of June 30, 2003, Total owed €6.4 million to the Group.

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter parties contracts associated with these services are concluded at arm’s length. Accounts payable to LDA was €1.8 million as of June 30, 2003. Total net charges paid throughout the half-year for the provision of ship management services amounted to €3.6 million, and the future commitments for such services to LDA were €5.0 million.

LDA is an owner, together with the Group, of a company consolidated under equity method by the Group, Geomar, owner of the “CGG Alizé” seismic ship. LDA has a 51% stake in Geomar, and amounts paid to Geomar by the Group during the half-year were €4.9 million, while future charterparty amounts due to Geomar amounted to €36.4 million. Accounts payable to Geomar was €2.5 million at June 30, 2003.

At June 30, 2003, the sales of geophysical products from Sercel to Argas, which is 49% owned by the Group, amounted to €1.6 million, representing approximately 0.1% of the Group revenues.

Financing

No credit facility or loan was granted to the Company by shareholders during the two periods presented.

NOTE 13—SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for income taxes and interest was as follows:

(in millions of euros)	June 30,	June 30,
	2003	2002

Interest	12.7	15.8
Income taxes	10.0	11.2

Non-cash investing and financing transactions that are excluded from the consolidated statements of cash flows consist of the following:

(in millions of euros)	June 30,	June 30,
	2003	2002

Equipment acquired under capital leases	4.2	5.1

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

NOTE 14—ASSET VALUATION ALLOWANCES

Details of valuation allowances recorded against assets are as follows:

	Six months ended June 30, 2003

(in millions of euros)		Additions/
	Balance at	Deductions
	beginning of	charged to		Balance at
	year	income	Other (a)	end of year

Trade accounts and notes receivable	7.0	(1.4)	(0.1)	5.5
Inventories and work-in-progress	30.5	(2.6)	(1.4)	26.5
Other current assets	0.1	—		0.1
Loans receivable and other investments	4.9	(0.5)		4.4

(a)	includes the effects of exchange rate changes, acquisitions and divestitures

NOTE 15— SUBSEQUENT EVENTS

An Underwriting Agreement was signed on July 28th, 2003 pursuant to the Plan support agreement. (see Note 8)

NOTE 16 — RECONCILIATION TO U.S. GAAP

A — SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE GROUP AND U.S. GAAP

The accompanying consolidated financial statements have been prepared in accordance with French GAAP, which differ in certain significant respects from U.S. GAAP. These differences relate mainly to the following items, and the necessary adjustments are shown in the tables in B.

Derivative instruments and hedging activity

Under French GAAP, derivative instruments used as hedges are not recognized in the balance sheet, and hedging gains and losses are recorded in the same period as the income or loss on the hedge transactions.

Under U.S. GAAP beginning January 1, 2001 with the adoption of SFAS No. 133, all derivative instruments are recorded in the balance sheet at fair value. Specifically,

•	hedge accounting may only be applied to hedges meeting strict criteria and SFAS No. 133 defines new requirement for designation and documentation of hedging relationships as well as ongoing effectiveness assessments in order to use hedge accounting;

•	for derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs;

•	for derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings;

•	for embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar), revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings;

•	if hedge accounting is not applied, changes in the fair value of derivative instruments are recorded in earnings.

Goodwill amortization and impairment

Under French GAAP, goodwill is amortized on a straight-line basis over its estimated useful life.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Under U.S. GAAP, before 31 December 2001, no difference was reported for goodwill accounting. Since 1st January 2002, however, goodwill is no longer amortized but remains at its carrying value as of December 31, 2001. Under the provisions of SFAS 142 “Goodwill and Other Intangible Assets”, goodwill is tested for impairment at least annually.

Available-for-sale securities

Under French GAAP, investment in equity securities are recorded at acquisition cost and an allowance is provided if management deems that there has been an other-than -temporary loss in fair value. Unrealized gains and temporary unrealized losses are not recognized. For equity securities, the allowance is evaluated based on the average of the market price in the last 30 days.

Under US GAAP, investments in equity securities are classified into two categories and accounted as follows: Equity securities that are acquired and held principally for the purpose of sale in the near term are classified as “trading securities” and are reported at fair value, with unrealized gains and losses included in earnings. All other equity securities are classified in “available for sale” securities and reported at fair value, with unrealized gains and temporary losses excluded from earnings and reported in shareholder’s equity. In case of other-than-temporary loss in fair value, an allowance is recorded in earnings. Such allowance is evaluated based on the market price at the closing rate.

Stock-based compensation

Under French GAAP, no compensation cost is recognized for stock options.

For U.S. GAAP purposes, the stock-based compensation plans qualify as fixed plans under U.S. GAAP, compensation cost is recorded under APB25 equal to the excess, if any, of the market price over the exercise price of the underlying shares at the date of grant.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

               B — RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY TO U.S. GAAP

Consolidated Net Income

(in millions of euros, except per share data)	June 30,	June 30,	December 31,
	2003	2002	2002
	(unaudited)	(unaudited)

Net income (loss) as reported in Consolidated Statements of operations	1.0	0.3	17.4
Goodwill amortization	3.0	3.3	6.3
Available for sale securities	(0.5)	—	(0.5)
Stock options	(0.1)	—	—
Derivative instruments and hedging activities	13.1	(4.1)	(8.1)

Net income (loss) according to U.S. GAAP	16.5	(0.5)	15.1

Weighted average number of shares outstanding	11,680,718	11,680,718	11,680,718
Dilutive potential shares from stock-options	169,900	34,525	—

Adjusted weighted average shares and assumed option exercises	11,850,618	11,715,243	11,680,718

Net income (loss) per share
Basic	1.41	(0.04)	1.29
Diluted	1.39	(0.04)	1.29

Shareholders’ equity

	June 30,	December 31,
(in millions of euros)	2003	2002
	(unaudited)

Shareholders’ equity as reported in the Consolidated Balance Sheets	423.4	437.5
Available for sale securities	(1.0)	(0.5)
Goodwill amortization	9.3	6.3
Derivative instruments and hedging activities	(1.4)	(14.5)
Other comprehensive income	2.9	2.2

Shareholders’ equity according to U.S. GAAP (1)	433.2	431.0

(1)	Including comprehensive income of €2.2 million for the half year of 2003 and €(25.4) million for the year 2002.

               C — ADDITIONAL U.S. GAAP DISCLOSURES

Stock option plans

The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following average assumptions for the options granted in 2003, 2002, 2001, 2000 and 1997:

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

	2003	2002	2001	2000	1997

Risk-free interest rates	3.94%	3.3%	4.87%	5.77%	4.1%
Dividend yields	0.0%	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market price of the Company’s ordinary shares (€)	0.573	0.429	0.436	0.528	0.43

The expected life of those options ranging from 2 to 9 years and the weighted average remaining contractual is 4.1 years as of June 30, 2003.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows (in millions of euros except for income (loss) per share information):

	June 30,	June 30,	December 31,
	2003	2002	2002

Pro forma US GAAP net income (loss)	14.6	(2.7)	10.6
Pro forma US GAAP income (loss) per share	1.23	(0.2)	0.91

The weighted-average fair value of options granted during 2003, 2002, 2001, 2000 and 1997 was as follows:

	2003	2002	2001	2000	1997

Options whose price was lower than the market price of the underlying shares on the grant date	€11.14	€29.50	—	€34.32	€39.97
Options whose price equaled the market price of the underlying shares on the grant date	—	—	—	—	—
Options whose price was greater than the market price of the underlying shares on the grant date	—	—	€37.42	—	—

Recent U.S. Accounting Pronouncements

     In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Group is currently assessing the impacts of FIN 45 on its financial statements.

     In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The disclosure provisions of FIN 46 are effective for financial statements initially issued after January 31, 2003. Public entities with a variable interest in a variable interest entity

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

created before February 1, 2003 shall apply the consolidation requirements of FIN 46 to that entity no later than the beginning of the first annual reporting period beginning after June 15, 2003. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The Group is currently assessing the impacts of FIN 46 on its financial statements.

     In April 2003, the Financial Accounting Standards Board issued SFAS 149-Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends Statement 133 for decisions made: (1) as part of the Derivatives Implementation Group process that effectively required amendments to Statement 133, (2) in connection with other Board projects dealing with financial instruments, and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative, in particular, the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, the meaning of underlying, and the characteristics of a derivative that contains financing components. SFAS 149 is effective for contracts entered into or modified, and for hedging relationships designated, after June 30, 2003. The Group is currently reviewing this Statement to measure the potential impact on its results of operations and financial position.

     In May 2003, the Financial Accounting Standards Board issued SFAS 150 -Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The changes in this statement will result in a more complete depiction of an entity’s liabilities and equity and will, thereby, assist investors and creditors in assessing the amount, timing, and likelihood of potential future cash outflows and equity share issuances. The majority of the instruments within the scope of SFAS 150 are to be measured initially and on a continuous basis at fair value, with offsets being charged to the statement of operations. SFAS 150 is effective for financial instruments issued or modified after March 31, 2003. No such instruments within the scope of this Statement were issued or modified since March 31, 2003. Financial instruments existing before March 31, 2003 are subject to this Statement beginning on January 1, 2004. The Group is currently reviewing this Statement to measure the potential impact on its results of operations and financial position for financial instruments existing before March 31, 2003.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Factors affecting our results of operations

     We divide our businesses into two segments, geophysical services and geophysical products. Operationally, the Services segment is organized into three strategic business units, or SBUs:

•	the Land SBU for land and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition, multi-client library sales; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.

     Our Products segment includes primarily our equipment manufacturing subsidiaries comprising Sercel.

Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices. Despite relatively high energy prices for the last four years, following the sharp drop of late 1998 and early 1999, the geophysical services market has not recovered in terms of either business volume or price to the levels preceding the 1998-1999 decline of oil and gas prices. Management believes that two fundamental factors have contributed to this unusual situation. First, global geopolitical uncertainty, particularly following the September 11, 2001 tragedy and further accentuated by tension in the Middle East during the first half of 2003, has not created the confidence and visibility that are essential in our client’s long term decision-making processes, with many projects being delayed or cancelled. Second, given this difficult environment, geophysical services providers as a whole have not reacted efficiently, in particular in terms of capacity adjustment, which results in excess supply applying downward pricing pressure in the market.

Nevertheless, we believe that the long-term outlook for the geophysical services sector remains fundamentally positive for a number of reasons:

–	If they occur, renewed geopolitical stability and economic growth may gradually restore confidence and visibility in the market, improving the prospects for new projects by our clients.

–	Economic growth, particularly in more active regions such as Asia, may generate increased energy demand and sustain both energy prices and exploration efforts in a context of diminishing reserves.

–	The scope of application of geophysical services has considerably increased over the last few years as a result of significant research and development efforts and can now potentially be applied to the entire sequence of exploration/development/production as opposed to exploration only. This is particularly true with technologies such as 4D (time lapse seismic). This could result in larger accessible markets for the geophysical industry.

–	Finally, the depth and duration of the current contraction in the geophysical sector has gradually increased awareness among geophysical service providers of the need to improve the sector’s business model, which under current conditions creates little shareholder value.

In respect of the last point above, we decided in September 2002 to take a 7.5% equity stake in the capital of one of our competitors, the Norwegian company Petroleum Geo Services ASA (“PGS”), for a total price of U.S.$7.0 million. Since then, we have supported PGS during its financial restructuring effort, in particular its need to reschedule and restructure its debt. The first stage of this process was completed on June 18, 2003, when an agreement was reached between PGS and its creditors. When the restructuring process (see details in Notes 8 and 15 to the consolidated financial statements included elsewhere herein) is finally completed, which we expect by year-end 2003, we intend to further build on the relationships we have established with all of the parties involved. We intend to engage in discussions with PGS with a view to merging the two companies’ seismic businesses, thereby creating the conditions for enhanced operational efficiency and achieving sufficient critical mass to allow flexible management of supply. Although we believe that all parties understand the rationale for, and benefits of, such a merger, no assurance can be given that such discussions will develop or that they will conclude successfully.

     Our revenues for the six months ended June 30, 2003 decreased 5% compared with our revenues for the first six months of 2002. Expressed in U.S. dollars, revenues increased 17% to U.S.$351.5 million from U.S.$300.6 million. The increase resulted primarily from our Land SBU, notwithstanding a slowdown in our Products segment, which experienced a 25% decrease in revenues (excluding intra-group sales) for the six months ended June 30, 2003 compared to the first six months of 2002. Expressed in U.S. dollars, the decrease was 7%. Revenues for the six months ended June 30,2003 for our Land SBU increased by

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

15% compared to the first six months of 2002, which was affected by a low backlog in the fourth quarter of 2001. Expressed in U.S. dollars, the increase was 41%.

     Our backlog as of August 31, 2003 was €211 million (U.S.$230 million), compared to €311 million (U.S.$307 million) as of August 31, 2002, representing a 32% decrease, which was primarily attributable to our Land and Offshore SBUs.

     This decrease is particularly significant in our land acquisition segment that will as a result operate at a low level during the second half of 2003. Consequently, a program of cost reduction will be initiated and should be finalized during the second semester 2003 for an implementation early 2004.

Acquisitions and Dispositions

     Excluding the incorporation of a joint venture with Baker Hughes named “VS Fusion”, we made no acquisitions or dispositions during the six months ended June 30, 2003.

Critical Accounting Policies

     Our significant accounting policies, which we have applied consistently in all material respects, are more fully described in Note 1 to our consolidated annual financial statements contained in our Annual Report for the year 2002 on Form 20-F. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.

Multi-client survey accounting

     Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The multi-client library is stated at this cost less accumulated amortization or fair value, if lower. We review the library for potential impairment for each survey on an ongoing basis.

     Revenue recognition:

     Revenues related to multi-client surveys result from pre-commitment sales to clients and licenses to clients after completion of the surveys (“after-sales”).

     Pre-commitments – Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the ability to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing.

     We recognize pre-commitments as revenue based on the ratio of project cost incurred to total estimated project cost, which we believe reflects the physical progress of the project.

     After sales – Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid licensing agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that all the data conforms to technical specifications.

     After sales volume agreements - We enter into customer arrangements in which we agree to grant licenses to the customer for access to a specified number of blocks of our multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data.

     Amortization:

     We amortize the multi-client surveys according to three different sets of parameters depending on the area or type of surveys considered:

•	Gulf of Mexico surveys: amortized on the basis of 66.6% of revenues. Starting at the time of data delivery, a minimum straight-line depreciation scheme is applied on a three years period, should total accumulated depreciation from sales be below this minimum level.

•	Rest of the world surveys: same as above except depreciation is 83.3% of revenues and straight-line depreciation is a five year period from data delivery.

•	Long term strategic 2D surveys: amortization on sales according to the above area split and straight-line depreciation on a seven year period from data delivery.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Exclusive survey accounting (Proprietary / Contract services)

     We perform seismic services for a specific customer. We recognize proprietary/contract revenue as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenue based on the ratio of the project’s cost to date to the total project cost.

Other geophysical services

     Revenue from our other geophysical services is recognized as the services are performed.

Goodwill amortization and impairment of long-lived assets

     We amortize goodwill on a straight-line basis over future periods of benefit, as estimated by management, which may range from five to twenty years. We select the period of benefit based on the strategic significance of the asset acquired.

     We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

     When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we compare that the carrying value of each group of autonomous assets (independent operating units or subsidiaries) with the undiscounted cash flows that they are expected to generate based upon our expectations of future economic and operating conditions. Should this comparison indicate that an asset is impaired, the write-down recognized is equivalent to the difference between carrying value and either value or the sum of discounted future cash flows.

Three months ended June 30, 2003 compared with three months ended June 30, 2002

Revenues by Activity

     The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended June 30,

	2003		2002

	(in millions of euros, except percentages)
Land SBU	43.2	27%	47.5	27%
Offshore SBU	44.6	27	49.5	28
Processing & Reservoir SBU	27.5	17	28.3	15

Services	115.3	71%	125.3	70%
Products	46.9	29	53.2	30

Total	162.2	100%	178.5	100%

Operating Revenues

     Our consolidated operating revenues for the three months ended June 30, 2003 decreased 9% to €162.2 million from €178.5 million for the comparable period in 2002. Because approximately 80% of our operating revenues were in U.S. dollars, the decrease in the value of the dollar had a negative impact on our operating revenues as expressed in euros in our consolidated financial statements. Expressed in U.S. dollars, our consolidated operating revenues increased 13% to U.S.$183.9 million for the three months ended June 30, 2003 compared to U.S.$163.4 million for the comparable period in 2002. This increase was attributable to increases in operating revenues from all segments.

     Services

     Operating revenues for our Services segment (excluding intra-group sales) decreased 8% to €115.3 million for the three months ended June 30, 2003 from €125.3 million for the comparable period in 2002. Expressed in U.S. dollars, operating revenues increased 14% to U.S.$130.7 million from U.S.$114.6 million.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

     Land SBU. Operating revenues for our Land SBU decreased 9% for the three months ended June 30, 2003 to €43.2 million compared to €47.5 million for the comparable period in 2002. In U.S. dollar terms, operating revenues increased 13% to U.S$49.0 million from U.S.$43.4 million.

     On average, 12 crews were in operation at the end of the second quarter of 2003, compared to 13 crews in the comparable period in 2002.

     Offshore SBU. Operating revenues for our Offshore SBU decreased 10% to €44.6 million for the three months ended June 30, 2003 compared to €49.5 million for the comparable period in 2002. In U.S dollar terms, operating revenues increased 12% to U.S.$50.5 million from U.S.$45.2 million. Multi-client data sales increased 21% to €34.6 million for the three months ended June 30, 2003 from €28.7 million for the comparable period in 2002 due to high level of pre-commitment sales. Exclusive contracts accounted for 27% of our seismic sales for the three months ended June 30, 2003 compared to 47% for the comparable period of 2002.

     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the three months ended June 30, 2003 were largely stable at €27.5 million for the three months ended June 30, 2003 compared to €28.3 million for the comparable period in 2002, and increased 20% in U.S. dollars terms to U.S.$31.2 million for the three months ended June 30, 2003 compared to U.S.$25.9 million for the comparable period in 2002. The increase is primarily due to our increased market share in Southeast Asia and the wider use of high-end Time Imaging technology.

     Products

     Operating revenues for our Products segment decreased by 38% to €50.5 million for the three months ended June 30, 2003 from €81.4 million for the comparable period in 2002. In U.S. dollar terms, operating revenues decreased 23% to U.S.$57.1 million from U.S.$74.4 million. Excluding intra-group sales, revenues decreased 12% to €46.9 million for the three months ended June 30, 2003 compared to €53.2 million for the comparable period of 2002. The overall decrease in sales is attributable to a weaker demand for marine products, while sales of land products were stable in euros and increased in U.S. dollar terms. In U.S. dollar terms and excluding intra-group sales, operating revenues increased 9% to U.S.$53.2 million from U.S.$48.8 million.

Operating Expenses

     Cost of operations, including depreciation and amortization, decreased 4% to €133.0 million for the three months ended June 30, 2003 from €139.1 million for the comparable period in 2002. As a percentage of operating revenues, cost of operations increased to 82% for the three months ended June 30, 2003 compared to 78% in the comparable period of 2002 due to the negative impact of the U.S. dollar exchange rate. Because our revenues are more dollar-denominated than our cost of operations, a decrease in the value of the U.S. dollar against the euro decreases our revenues to a larger extent than our expenses. Gross profit decreased 26% to €29.2 million for the three months ended June 30, 2003 compared to €39.4 million for the comparable period of 2002.

     Research and development expenditures, net of government grants, decreased 14% to €6.2 million for the three months ended June 30, 2003 compared to €7.2 million in the comparable period in 2002.

     Selling, general and administrative expenses decreased 11% to €17.9 million for the three months ended June 30, 2003 from €20.1 million in the comparable period of 2002. As a percentage of operating revenues, selling, general and administrative costs were stable at 11%.

Operating Income (Loss)

     We had operating income (before amortization of goodwill) of €8.5 million for the three months ended June 30, 2003 compared to €9.8 million for the comparable period in 2002.

     Operating loss from our Services segment was €2.3 million for the three months ended June 30, 2003 compared to an operating income of €1.7 million for the comparable period in 2002. The fall in the value of the U.S. dollar against the euro had a negative impact on revenues of our three SBUs.

     Operating income from our Products segment was €11.4 million in the three months ended June 30, 2003 compared to €13.5 million for the comparable period in 2002. The decrease resulted principally from the less favorable U.S. dollar/euro exchange rate.

     Other revenues amounted to €3.4 million for the three months ended June 30, 2003 compared to expenses of 2.3 million for the comparable period in 2002 and were primarily attributable to the gain from the sale of certain Land non-exclusive surveys.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Financial Income and Expenses, Net

     Net interest expense decreased 50% to €3.8 million for the three months ended June 30, 2003 from €7.6 million for the comparable period in 2002. The decrease resulted primarily from the reduction of €2.5 million of the allowance related to PGS stock that we hold due to the increase of PGS’s stock price after the announcement of PGS’s proposed financial restructuring plan and the positive impact of the U.S. dollar / euro exchange rate on our interest expenses denominated in dollars.

     Foreign exchange gains were €5.3 million for the three months ended June 30, 2003, due to favorable hedges, compared to €6.2 million for the comparable period in 2002.

Equity in Income (Losses) of Investees

     Income from investments accounted for under the equity method increased to €1.9 million for the three months ended June 30, 2003 from €1.0 million compared to the comparable period in 2002. Equity in income from Argas, our joint venture in Saudi Arabia, was €2.0 million for the three months ended June 30, 2003 compared to €1.4 million for the comparable period in 2002.

Income Taxes

     Income taxes increased to €4.0 million for the three months ended June 30, 2003 from €1.9 million for the comparable period of 2002, principally attributable to a different mix of activities, particularly in certain countries where our operations were subject to taxation based on revenues.

     We are not subject to a worldwide taxation system, and the income tax paid in foreign countries, mainly based on revenues, does not generate tax credits in France, our country of consolidated taxation.

Net Income (Loss)

     Our net income for the three months ended June 30, 2003 was €6.5 million compared to €5.9 million for the comparable period of 2002.

Six months ended June 30, 2003 compared with six months ended June 30, 2002

Revenues by Activity

     The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Six months ended June 30,

	2003		2002

	(in millions of euros, except percentages)
Land SBU	94.6	30%	82.6	25%
Offshore SBU	91.0	29	90.6	27
Processing & Reservoir SBU	55.1	17	59.1	17

Services	240.7	76%	232.3	69%
Products	78.2	24	104.0	31

Total	318.9	100%	336.3	100%

Operating Revenues

     Our consolidated operating revenues for the six months ended June 30, 2003 decreased 5% to €318.9 million from €336.3 million for the comparable period in 2002. Expressed in U.S dollar terms, our consolidated operating revenues increased 17% to U.S.$351.5 million from U.S.$300.6 million. The increase was primarily attributable to our Land and Offshore SBUs.

     Services

     Operating revenues for our Services segment (excluding intra-group sales) for the six months ended June 30, 2003 increased 4% to €240.7 million from €232.3 million for the comparable period in 2002.

     Land SBU. Operating revenues for our Land SBU for the six months ended June 30, 2003 increased 15% to €94.6 million compared to €82.6 million for the comparable period in 2002. In U.S. dollars terms, operating revenues increased 41% to U.S.$104.0 million from U.S.$73.9 million. This significant upturn in activity is a consequence of our low backlog in the fourth quarter of 2001, which negatively affected our operating revenues during the first quarter of 2002. During the first six months of 2003, 14 crews on average were in operation compared to 13 crews on average for the comparable period in 2002.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

     Offshore SBU. Operating revenues for our Offshore SBU for the six months ended June 30, 2003 remained largely stable at €91.0 million for the six months ended June 30, 2003 compared to €90.6 for the comparable period in 2002. In U.S. dollar terms, operating revenues increased 24% to U.S.$100.2 million from U.S.$81.0 million.

     Multi-client data sales increased 22% to €74.6 million for the six months ended June 30, 2003 from €61.1 million for the comparable period in 2002 due to high level of pre-commitment sales and a steady level of after-sales. Exclusive contracts accounted for 22% of our offshore sales for the six months ended June 30, 2003 compared to 32% for the comparable period in 2002 due to a shift towards more months in multi-clients.

     Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU for the six months ended June 30, 2003 decreased 7% to €55.1 million compared to €59.1 million for the comparable period in 2002. In U.S. dollar terms, operating revenues increased 15% to U.S.$60.7 million from U.S.$52.7 million. The increase is primarily due to our increased market share in Southeast Asia and the wider use of high-end Time Imaging technology.

     Products

     Operating revenues for our Products segment in the six months ended June 30, 2003 decreased 38% to €88.2 million compared to €143.2 million for the comparable period in 2002. Expressed in U.S. dollar terms, revenues decreased 24% to U.S.$97.6 million from U.S.$128.2 million. Excluding intra-group sales, operating revenues decreased 25% to €78.2 million for the six months ended June 30, 2003 compared to €104.0 million for the comparable period in 2002. In U.S. dollar terms and excluding intra-group sales, operating revenues decreased 7% to U.S.$86.7 million from U.S.$92.9 million. Sales of land products expressed in U.S. dollar increased slightly in the six months ended June 30, 2003 compared to the comparable period in 2002, while demand for marine products remained very low in the six months ended June 30, 2003 compared to the comparable period in 2002, when we sold several Seal systems to various customers, including for use on the “CGG Mistral”.

Operating Expenses

     Cost of operations, including depreciation and amortization, was stable at €260.4 million for the six months ended June 30, 2003 compared to €259.6 million for the comparable period in 2002. As a percentage of operating revenues, cost of operations increased slightly to 82% in the six months ended June 30, 2003 compared to 77% for the comparable period in 2002. Gross profit decreased to €58.5 million for the six months ended June 30, 2003 compared to €76.7 million for the comparable period in 2002.

     Research and development expenditures, net of government grants, decreased 11% to €12.5 million for the six months ended June 30, 2003 compared to €14.1 million for the comparable period in 2002.

     Selling, general and administrative expenses decreased 11% to €38.1 million for the six months ended June 30, 2003 compared to €42.9 million for the comparable period in 2002. As a percentage of operating revenues, selling, general and administrative costs decreased to 12% in the six months ended June 30, 2003 compared to 13% for the comparable period in 2002.

Operating Income (Loss)

     We had operating income for the six months ended June 30, 2003 of €11.9 million compared to an income of €16.9 million for the comparable period in 2002. The decrease was primarily attributable to the less favorable U.S. dollar / euro exchange rate.

     Operating loss from our Services segment was €1.1 million for the six months ended June 30, 2003 compared to operating income of €1.9 million for the comparable period in 2002.

     Operating income from our Products segment was €16.6 million for the six months ended June 30, 2003 compared to €25.3 million for the comparable period in 2002.

     Other revenues amounted to €4.0 million for the six months ended June 30, 2003 compared to expenses of €2.8 million for the comparable period of 2002. The €4.0 million amount includes a €3.6 million gain from the sale of certain Land non-exclusive surveys.

     Other revenues included restructuring costs in the amount of €1.2 million related to a redundancy plan announced in March 2003 following the loss of our seismic vessel the “CGG Mistral” in December 2002. These restructuring costs were offset by a recognized gain of €2.1 million from indemnities paid by the insurance company in respect of the hull of the sunken vessel.

Financial Income and Expenses, Net

     Net interest expense decreased 15% in the six months ended June 30, 2003 to €12.2 million from €14.3 million during the comparable period in 2002. The decrease resulted from the reduction for €0.5 million of the allowance on our PGS stock due to the increase of PGS’s stock price and from the positive impact of the U.S. dollar / euro exchange rate on our U.S. dollar bond interest.

     Net debt was €138.1 million as of June 30, 2003 compared to €201.7 million as of December 31, 2002 and €245.0 million as of June 30, 2002.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

     Foreign exchange gain was €6.1 million for the six months ended June 30, 2003 compared to €4.7 million for the comparable period in 2002 due to favorable hedges. In connection with hedging our currency exposure risks, we hedged U.S. dollars by forward sales, which had a favorable impact on our financial income due to the decline of the U.S. dollar against the euro.

Equity in Income (Losses) of Investees

     Income from investments accounted for under the equity method increased to €4.9 million for the six months ended June 30, 2003 from €1.2 million for the comparable period in 2002, primarily due to the strong performance of Argas, our Saudi Arabian joint venture.

Income Taxes

     Income taxes increased to €6.7 million for the six months ended June 30, 2003 from €4.8 million for comparable period in 2002. We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.

Net Income (Loss)

     Our net income for the six months ended June 30, 2003 was €1.0 million compared to a net income of €0.3 million for the comparable period in 2002.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Liquidity and Capital Resources

     Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions.

Operations

     For the six months ended June 30, 2003, our net cash provided by operating activities, before changes in working capital, was €75.3 million compared to €78.0 million for the comparable period in 2002. Changes in working capital for the six months ended June 30, 2003 amounted to €43.4 million compared to €4.0 million for the comparable period in 2002. Excluding insurance indemnities received during six months of 2003 related to the “CGG Mistral”, changes in working capital was negative €4.2 million.

Investing Activities

     During the six months ended June 30, 2003, we incurred capital expenditures of €18.6 million (including €4.2 million of equipment acquired under capital lease), related primarily to the acquisition of a 408UL seismic data recording system and vehicles for Land surveys.

     We also invested €66.7 million in our multi-client library, primarily in deepwater areas offshore in the Gulf of Mexico and Brazil. As of June 30, 2003, the net book value of our marine multi-client data library was €132.6 million compared to €106.5 million as of June 30, 2002.

Financing Activities

     Net cash provided by financing activities for the six months ended June 30, 2003 was negative €33.5 million, resulting principally from the repayment, with the insurance proceeds related to the sinking of the “CGG Mistral”, of a U.S.$20 million bank facility used for financing equipment on the “CGG Mistral”.

     Net debt was €138.1 million as of June 30, 2003, €201.7 million as of December 31, 2002 and €245.0 million as of June 30, 2002. The ratio of net debt to equity decreased to 33% as of June 30, 2003 compared to 46% as of December 31, 2002 and 57% as of June 30, 2002.

     Adjusted EBITDA for the three months ended June 30, 2003 was €53.7 million compared to €54.5 million for the comparable period in 2002.

     Adjusted EBITDA for the six months ended June 30, 2003 was €100.4 million compared to €94.9 million for the corresponding period in 2002.

     “Adjusted EBITDA” is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. Adjusted EBITDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of financial performance under French GAAP or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with French GAAP or U.S. GAAP.

     The following table presents a reconciliation of Adjusted EBITDA to operating income for the periods indicated as follows:

	Six months ended		Three months ended
	June, 30		June, 30

(in millions of euros)	2003	2002	2003	2002

Adjusted EBITDA	100.4	94.9	53.7	54.5
Depreciation and Amortization (excluding goodwill amortization)	(32.2)	(31.2)	(15.7)	(15.6)
Multi-client surveys Amortization	(55.5)	(39.2)	(25.4)	(18.9)
Variation of current assets allowance	4.0	(2.7)	1.3	(5.3)
Dividends received from equity companies	(5.3)	(2.9)	(5.3)	(2.9)
Non recurring gains (losses)	0.5	(2.0)	(0.1)	(2.0)

Operating income	11.9	16.9	8.5	9.8

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2002.

Contractual Obligations

     The following table sets forth our future cash obligations as of June 30, 2003:

	Payments Due by Period

	Less than 1 year	2-3 years	4-5 years	After 5 years	Total

	(in millions of euros)
Long-Term Debt	19.1	4.8	200.0	2.0	225.9
Capital Lease Obligations	17.3	10.5	10.8	—	38.6	(a)
Operating Leases	46.2	49.2	38.8	2.6	136.8
Other Long-Term Obligations (bond interest)	20.9	41.8	31.4	—	94.1

Total Contractual Cash Obligations	103.5	106.3	281.0	4.6	495.4

(a)	includes €3.9 million of interest

Trend Information

Currency Fluctuations

     Certain changes in operating revenues set forth in U.S. dollars in this section were derived by translating revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.

     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001, over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro / U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.

     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our four vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.

     We do not enter into forward foreign currency exchange contracts for trading purposes.

Seasonality

     Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere. Also, our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during the first quarter of the year. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Because we operate internationally, we are exposed to general risks linked to operating abroad. The table below provides information about our market sensitive financial instruments and constitutes a “forward-looking statement”. Our major market risk exposures are changing interest rates and currency fluctuations. Our policy is to manage interest rates through the use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. A portion of our current assets is denominated in foreign currencies, which exposes us to market risk associated with exchange rate movements. Our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes.

     The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of June 30, 2003:

Fair value (in € million)	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value

Cap contracts
Interest rate cap U.S. dollar	—
Capped rate	—%
Debt
U.S. dollar	3.2	4.6	3.1	200.0	1.2		212.1	236.0
Average fixed rate	5.1%	5.1%	5.1%	10.5%	8.5%	%	10.2%
U.S. dollar	1.7	1.7	1.3	0.6	0.7		6.0	6.0
Average variable rate	2.3%	2.1%	2.2%	1.6%	6.5%	%	2.6%
Euro	9.3	10.4	3.6	0.7	—		24.0	24.0
Average fixed rate	6.3%	6.4%	6.3%	6.0%	—%	%	6.4%
Euro	7.3	2.1	6.1	—	—		15.5	15.5
Average variable rate	7.1%	2.8%	—%	—%	—%	%	3.7%
Other currencies	0.4	0.3	0.2	—	—		0.9	0.9
Average fixed rate	7.5%	7.3%	7.2%	—%	—%	%	7.3%
Other currencies	7.3	0.1	0.1	0.1	0.1		7.7	7.7
Average variable rate	25.6%	7.3%	7.3%	7.3%	7.3%	%	24.7%
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	126.7							9.7
U.S. dollars average rate	1.0505
Options — Puts (in U.S.$)	—
U.S. dollars average rate	—

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Item 4: CONTROLS AND PROCEDURES

     As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, under the supervision of our management, including our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that such procedures and control are effective to ensure that information required to be disclosed in reports filed with or submitted to the SEC under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

     There has been no change in our internal control over financial reporting during the quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

PART II

Item 1: LEGAL PROCEEDINGS

     We recently brought suit against one of our clients in connection with an outstanding payment of € 10 million relating to a marine seismic acquisition contract. Although we cannot be certain of the outcome, we believe that this total amount may eventually be recovered based on our contractual and legal position as well as the solvency of the defendant. No provision related to this issue has therefore been included in our accounts.

Item 2: CHANGES IN SECURITIES AND USE OF PROCEEDS

     Not applicable.

Item 3: DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

Item 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     Our annual general meeting of shareholders (“the Meeting”) was held on May 15, 2003.

     At the Meeting, the renewal of the term of office of a Director and the ratification of the cooptation of a Director were voted on, and the relevant number of votes cast were as follows:

Directors	Terms of office	Votes For	Votes Against	Abstain

Yves LESAGE	2009	6 112 455	2	0
Gérard FRIES	2008	6 112 450	2	5

     Previous annual general meetings of shareholders duly elected the following directors:

Name	Term Expires

Robert BRUNCK	2008
Robert CASTAIGNE	2004
Jean DUNAND	2007
John MAC WILLIAMS	2005
Christian MARBACH	2007
Robert SEMMENS	2005
Daniel VALOT	2006

At the Meeting, a new statutory auditor and a new substitute auditor were appointed after the resignation of one auditor, Ernst & Young Audit and its substitute Monsieur Thouvenin. The relevant number of votes cast were as follows:

	Votes For	Votes Against	Abstain

Appointment of Mazars & Guerard (statutory auditor) and Patrick de CAMBOURG (substitute for Mazars & Guerard)	12 224 910	84	0

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

     Our other statutory auditor and its substitute set out below were duly elected by the annual general meeting of shareholders of 2001. Their appointment remains unchanged.

Auditors

BARBIER FRINAULT & AUTRES (Statutory auditor)

Michel LEGER (substitute for BARBIER FRINAULT & AUTRES)

     The Meeting voted also (i) to approve our annual financial statements for the year ended December 31, 2002 and the group consolidated annual financial statements for the year ended December 31, 2002 (ii) to approve the directors’ fees, (iii) to delegate power and authority to the Board of Directors to purchase CGG shares, (iv) to delegate power and authority to the Board of Directors to issue bonds and other debt securities, (v) to delegate power and authority to the Board of Directors to increase our share capital through the issue of shares with preferential subscription rights in favor of holders of existing shares, (vi) to delegate power and authority to the Board of Directors to increase the share capital through the issue of shares without preferential subscription rights in favor of the holders of existing shares, (vii) to authorize us to use the two above authorizations during a take-over bid, (viii) to delegate power and authority to the Board of Directors to increase our capital, reserving the subscription of shares to members of a CGG Savings Plan or voluntary employee savings plan, (ix) to grant stock options, (x) to examine the resolution submitted by our Work Council in order to have 100 options to subscribe new shares allocated to the employees of CGG, CGG-Marine and CGG International, and (xi) to modify Article 7 of our Articles of Association.

     The relevant votes cast were as follows:

	Votes For	Votes Against	Abstain

2002 Financial statements	6 112 455	42	0
2002 Consolidated financial statements	6 112 455	42	0
Directors’ fees	6 040 838	71 659	0
Purchase of CGG shares	6 112 455	42	0
Issuance of bonds	6 112 455	42	0
Authorization to increase the capital with preferential rights for existing shareholders	6 080 255	32 242	0
Authorization to increase the capital without preferential rights for existing shareholders	5 988 767	123 730	0
Right to use the two above authorizations during take over bids	5 988 767	123 730	0
Authorization to increase the capital for employees	6 112 455	42	0
Stock option plan	6 041 269	71 228	0
Resolution submitted by the Work Council of CGG	156 409	5 956 088	0
Modification of Article 7 of the Articles of Association	6 112 455	42	0

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

Item 5: OTHER INFORMATION

     Pursuant to a resolution adopted by the Board of Directors, we implemented a new stock option plan on May 15, 2003. This plan relates to 169,900 shares granted to 176 beneficiaries, among whom the Group Management Committee (“Comité de Direction Groupe”) and its secretary receive the right to subscribe an aggregate of 77,250 shares. The options, which have an eight year duration and vest by one fourth each year beginning May 2003, cannot generally be exercised before 2006; and options to subscribe 1,000 or more shares cannot be sold before May 15, 2007. The exercise price for each option is €15.82.

Item 6: EXHIBITS AND CURRENT REPORTS ON FORM 6-K

Exhibits

The following instruments and documents are included as Exhibits to this report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit
3.1*	English translation of the Articles of Association (statuts) of CGG, as amended.
3.2*	Amendments to the Articles of Association (statuts) of CGG approved by the May 15, 2003 general meeting of shareholders of CGG
10.1*	2003 Stock Option Plan.
31.1 *	Certificate issued by the CGG Chairman and Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act
31.2*	Certificate issued by the CGG Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act

*	Filed herewith.

Reports on Form 6-K

On May 15, 2003, we filed a report on Form 6-K including a press release announcing consolidated net revenues for the first quarter of 2003.

On May 15, 2003, we filed a report on Form 6-K including financial statements for the first quarter of 2003.

On May 28, 2003, we filed a report on Form 6-K including a press release announcing the signature of a liquidity agreement with CIC Securities.

On June 19, 2003, we filed a report on Form 6-K including a press release announcing the signature of a Plan Support Agreement organizing the restructuring of Petroleum Geo-Services ASA.

COMPAGNIE GENERALE DE GEOPHYSIQUE, S.A.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Michel Ponthus
Compagnie Générale de Géophysique
(Registrant)
/s/ Michel Ponthus

Michel Ponthus
Senior Executive Vice President
Finance and Human Resources and Chief Financial Officer

Date: September 3, 2003